

News Release – February 16, 2007

Lefa Update

TRADING SYMBOL: TORONTO & OSLO: CRU FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: February 16, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew advises that due to a national strike and curfew in Guinea, and subsequent restrictions of movement of goods and people, the company has decided to temporarily suspended the production at its LEFA mine and use this opportunity to bring forward maintenance programmes identified during the commissioning of the plant. Due to an initial higher than anticipated throughput in the start of ramp-up, a limited suspension of production is not expected to materially impact the 2007 forecast production of 300,000 to 320,000 ounces.

The situation is calm and operation enjoys the support of the local communities and site management maintains an ongoing dialogue and cooperates at a local level with all stakeholders. The Company is providing some humanitarian relief for residents in the surrounding villages during the national strike by distributing supplies through the local mosques in the townships of Lero, Sigurini, Carrefour and Armina.

Expatriate personnel continue to remain on the site and the Company anticipates an early resumption of operational activities after deliveries of fuel have been restored.

Jan A Vestrum
President & CEO
